UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Evergreen Solar, Inc.

File No. 0-31687 - CF#23272

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   Evergreen Solar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2009.

   Based on representations by Evergreen Solar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.32   through December 31, 2013
     Exhibit 10.33   through March 2, 2011
     Exhibit 10.34   through March 2, 2011
     Exhibit 10.37   through January 1, 2012
     Exhibit 10.42   through March 2, 2015

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

     Jay E. Ingram
     Special Counsel